EXHIBIT 99.1

Equinor reducing quarterly cash dividend for first quarter 2020 by 67%

The Board of Directors of Equinor (OSE:EQNR, NYSE:EQNR) has decided a cash dividend of USD 0.09 per share for the first quarter 2020, a reduction of 67% compared to fourth quarter 2019.

As stated in Equinor’s dividend policy, the Board of Directors will, when deciding on upcoming dividend payments, take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility.

Reflecting the current unprecedented market conditions and uncertainties, the Board of Directors has decided to make a significant reduction of the quarterly cash dividend for first quarter 2020.

“Equinor has already taken forceful actions to strengthen our liquidity and financial resilience under the current circumstances. In this extraordinary market situation, we have now also decided to reduce the cash dividend for the first quarter 2020 by 67%, compared to the proposed fourth quarter 2019 dividend,” says Eldar Sætre, president and CEO of Equinor ASA.

Equinor has recently launched several actions to increase financial resilience in response to the current market conditions:

  Suspension of buy-backs under the share buy-back programme
  Launch of a USD 3 billion action plan in 2020 to strengthen financial resilience from capital expenditures, operating costs and exploration expense reductions
  Bond issuance of USD 5 billion

The purpose of the combined efforts, including a reduction in dividend, is to secure balance sheet capacity, strengthen liquidity and support continued investments in a high-quality project portfolio. This provides for long term competitive growth and shareholder value.

With the actions previously announced Equinor can be organic cash flow neutral (1) before capital distribution in 2020 with an average oil price around USD 25 per barrel for the remaining part of the year.

The ex-date for the first quarter dividend will be 14 August 2020. Further information relating to the cash dividend to be paid by for the first quarter 2020 will be provided on 7 May 2020 upon release of the first quarter financial report.

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(1) Excluding inorganic investments and potential redetermination. Based on taxes payable
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Further information:

Investor relations
Peter Hutton, Senior Vice President Investor Relations,
+44 7881 918 792 (mobile)

Press
Bård Glad Pedersen, Vice President Media Relations,
+47 918 01 791 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act